Proxy

ANNUAL AND SPECIAL GENERAL MEETING		Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)
					For	Against
OF SHAREHOLDERS OF		1.	To determine the number of directors at nine (9)

BEMA GOLD CORPORATION (the "Corporation")					For	Withhold
		2.	(a)	To elect as Director, Clive T. Johnson
TO BE HELD AT	SUTTON PLACE HOTEL VERSAILLES "A" ROOM 845 BURRARD STREET VANCOUVER, BRITISH COLUMBIA		(b)	To elect as Director, R. Stuart Angus
			(c)	To elect as Director, Barry D. Rayment
			(d)	To elect as Director, Cole E. McFarland
			(e)	To elect as Director, Eulogio Pérez-Cotapos
			(f)	To elect as Director, Thomas I.A. Allen
			(g)	To elect as Director, Jerry R. Korpan
ON THURSDAY, JUNE 23, 2005, AT 2:00 PM			(h)	To elect as Director, Robert M.D. Cross
			(i)	To elect as Director, Robert J. Gayton
The undersigned Shareholder (“Registered Shareholder”) of the Corporation hereby appoints, Clive T. Johnson, President and a Director of the Corporation, or failing this person, Roger T. Richer, Secretary of the Corporation, or in the place of both of the foregoing, ______________________________ , as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

		3.	To appoint PricewaterhouseCoopers LLP as Auditors of the Corporation and authorize the Directors to fix the Auditors' remuneration

		4.To approve by ordinary resolution the adoption of a new stock option plan to replace the Corporation’s current incentive stock option plan, (as described in the Management Proxy Circular) reserving for the grant of options up to a maximum of 10% of the issued and outstanding shares of the Corporation at the time of any stock option			For	Against
grant
The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Corporation.

2.
This form of Proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Corporation.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)
appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)
appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, the proxy will be deemed to have been voted in favour of each matter identified on this Instrument of Proxy and for the nominees of management or directors and auditor as identified in this Instrument of Proxy.

6.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll on a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend theperson . Meeting and may vote in To do so, the Registered Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524